

Mail Stop 3561

February 22, 2010

Via U.S. Mail and Facsimile to (248) 844-0302

Mr. Thomas W. Itin
Chief Executive Officer
LBO Capital Corp.
3509 Auburn Rd., Suite 200
Auburn Hills, MI 48326-3318

> **Re:    LBO Capital Corporation**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Response Letter Received February 1, 2010**
> **File No. 033-19107**

Dear Mr. Itin:

We have reviewed your filings and response and have the following comments. In our comments we ask you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

1.      We note from your response to comment two of our letter dated January 8, 2010, that you will amend the March 2009 journal entry to reflect the secured borrowing accounting treatment. Please describe to us the impact the change will have on your financial statements, and tell us whether such change should be disclosed within an Item 4.02 Form 8-K.

Form 10-K for the Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 2. Acquisitions

2.      We note in your response to comment 11 of our letter dated January 8, 2010 that
        you have not attributed the significant goodwill, resulting from the September
        2008 ADCI and GTI acquisitions, to intangible assets due to the fact that you
        have not been able to complete an appraisal on those intangible assets.  Please be
        advised that you are required to allocate the cost of an acquired entity to assets
        acquired and liabilities assumed based on their estimated fair values at the
        acquisition date in accordance with the process described in paragraphs 36-46 of
        SFAS 141.  Please tell us when you intend to complete the purchase price
        allocation.  In the event you are unable to obtain the necessary funds to complete
        the independent appraisals in the near-term, tell us how you plan to finalize the
        allocation.  Also tell us if you reasonably expect that the appraisal will result in a
        material change to your initial purchase price allocation (i.e. the recognition of
        intangible assets as opposed to goodwill) and, if so, file an Item 4.02 Form 8-K to
        report this further non-reliance on previously issued financial statements.

3.      To the extent you do not finalize your purchase price allocation prior to your
        filing of your 2009 Form 10-K, please disclose the reasons why the purchase
        price allocation has not been finalized.

4.      We note your response to comment 10 and 12 of our letter dated January 8, 2010
        and we reissue our comments.  Please revise your response to these comments, as
        necessary, based on the completion of your appraisal and final purchase price
        allocation.

Item 15. Exhibits

(1) Financial Statements

5.      We note from your response to comment 13 of our letter dated January 8, 2010,
        that you cannot present combined financial statements of your predecessors as of
        December 31, 2007.  Please tell us what financial statements for 2008 you plan to
        provide within your 2009 Form 10-K.  In this regard, tell us whether you will
        include combined financial statements for your predecessors for the period from
        January 1, 2008 through the date of acquisition.

*   *   *   *

Closing Comments

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comments.

       You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3871 with any other questions.

                  Sincerely,


                  Tia Jenkins
                  Senior Assistant Chief Accountant
                  Office of Beverages, Apparel and
                  Health Care Services